

DIVISION OF
CORPORATION FINANCE
Mail Stop 3030

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

January 5, 2010

Donald T. Hillier
Principal Financial Officer
Axion Power International, Inc.
3601 Clover Lane
New Castle, PA 16105

      Re: **Axion Power International, Inc.**
              Form 10-K for the fiscal year ended December 31, 2008
              Filed April 1, 2009
              File No. 000-22573

Dear Mr. Hillier:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Brian Cascio
Accounting Branch Chief